UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 31, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

China Southern Airlines Company Limited

File No. 001-14660 - CF#35042

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China Southern Airlines Company Limited submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on April 27, 2017.

Based on representations by China Southern Airlines Company Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.39	through July 27, 2026
Exhibit 4.40	through July 27, 2026
Exhibit 4.41	through April 26, 2026
Exhibit 4.42	through October 12, 2026

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary